

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 24, 2006

Leslie A. Blodgett
Chief Executive Officer
Bare Escentuals, Inc.
71 Stevenson Street, 22nd Floor
San Francisco, CA 94105

> **Re:** **Bare Escentuals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 15, 2006**
> **File No. 333-135484**

Dear Ms. Blodgett:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Gatefold

2. We note the reference to a Glammy Award received by your products in 2005 and 2006. Please include a brief description of the award to place it in context.

Prospectus Summary, page 1

Risk Factors, page 3

3. Please include the risks regarding your negative net worth, the substantial amount of indebtedness remaining after the offering proceeds are applied, and the dilution investors will experience. Please quantify these figures to the extent practicable.

Recapitalization Transactions, page 4

4. Please include the information provided on page 120 in response to prior comment number 8 in the Summary section.

Risk Factors, page 12

Our indebtedness could limit our ability to plan…, page 21

5. We note your response to our prior comment number 15. Please quantify your debt service costs for 2007 if there is a material difference in the annual debt service costs for 2007 compared to 2008 and 2009.

Dilution, page 37

6. In footnote one to the table on page 37, please quantify the total dividends paid to existing shareholders.

Management's Discussion and Analysis

Basis of Presentation, page 54

7. We note your response to prior comment 26. It appears that you are able to quantify the total amount of purchasing and receiving costs, inspection costs, warehousing costs and the other costs of your distribution network but are not able to quantify each individual item. Given this, please disclose the total amount of these costs that are included in selling, general, and administrative costs. Your response indicates that you believe these costs are not material. If you are unable to provide an estimate of the total amount of these costs included in selling, general, and administrative costs, please disclose that you are unable to provide an estimate of these amounts and that you believe these costs are not material.

Results of Operations, page 56

8. We note your response to prior comment 28 and the additional disclosures provided. Please further expand your disclosure to discuss the types of sales and expenses that resulted in changes between periods in each segment's operating income as well as to discuss the reasons for these changes. For example, you state that your retail segment operating income increased 70.1% to $30.1 million in the six months ended July 2, 2006 from $17.5 million in the six months ended July 3, 2005, which was largely driven by growth in all of your retail sales channels. Your increased sales in the retail segment contributed to an increase in gross profit of $21.6 million which was partially offset by an increase in operating expenses of $9.2 million. You should also discuss the specific retail channels with increased sales which led to an increase in your segment's gross profit and

what business reasons led to these increased sales. For example, you should discuss if additional advertising costs were incurred which led to the increased sales. You should also discuss the types of operating expenses that increased and the causes of these increases.

Liquidity and Capital Resources, page 68

9. We note your response to prior comment number 29. Please quantify your leverage ratio and cash interest coverage ratio as of the latest practicable date.

Statements of Changes in Stockholders' Equity, page F-5

10. We note your response to prior comment 38. Please revise your statement to retroactively restate the historical stockholders' equity of MD Beauty, Inc. prior to the June 2004 Recapitalization for the equivalent number of shares received in the recapitalization. The change in capital structure should be retroactively reflected in a similar manner to a stock split or stock dividend. Refer to SAB Topic 4:C.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Payments to Customers, page F-18

11. For each period presented, please also disclose the amount of cash consideration given to a vendor that is not recorded as a reduction in net sales since you received an identifiable benefit and can reasonably estimate the fair value of that benefit.

Note 14. Stockholders' Equity and Note 15. Stock-Based Employee Compensation Plans, page F-36

12. We note your response to prior comment 44. It is unclear how your common stock value could have significantly increased in very short time periods. Please provide a reconciliation between the common stock values listed below. The reconciliation should show the estimated impact of each significant factor contributing to the difference in values. For example, the reconciliation should show how much of the increase in value was related to actual results exceeding forecasts. Please address the following significant increases:
- The fair value per share increased 45% from $5.42 at December 20, 2005 to $7.88 at January 6, 2006;
- The fair value per share increased 60% from $7.88 at March 31, 2006 to $12.64 at April 2, 2006;

- The fair value per share increased 59% from $12.64 at June 6, 2006 to $20.15 at June 7, 2006; and
- The fair value per share was $13.30 at July 20, 2006. The estimated IPO range per share of $22.00 to $26.00 results in an increase in value of 65% to 95% in an approximate one to two month period.

13. Please provide us with a summary of the valuations received as of January 1, 2006, April 3, 2006, and June 7, 2006 (post dividend). Your summary of each valuation should include the following:
    - Tell us each significant assumption used in the valuation such as any lack of control and marketability discounts applied. Tell us the basis for using these assumptions in the valuation;
    - You state that the forecasts used for each valuation represented your best estimate of future cash flows for a five-year period at the relevant time. Please provide us with a summary of the five-year cash flow information used in each valuation;
    - Provide us with a summary of the trading multiples used based on comparable public companies and the basis for using these trading multiples; and
    - Provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on each approach used as well as show how you combined each of these approaches to arrive at the final fair value.

14. We note your response to prior comment 45. It is not clear where the information you provided in your supplemental response regarding equity transactions during each period presented is disclosed. Please provide the disclosures, or tell us where these disclosures are located.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Robert E. Burwell, Esq.
        Latham & Watkins LLP
        12636 High Bluff Drive, Suite 400
        San Diego, CA 92130